Exhibit 21.1

LIST OF SUBSIDIARIES OF CVR REFINING, LP.

Entity	Jurisdiction
CVR Refining, LLC	Delaware
Coffeyville Resources Refining & Marketing, LLC	Delaware
Coffeyville Resources Crude Transportation, LLC	Delaware
Coffeyville Resources Terminal, LLC	Delaware
Coffeyville Resources Pipeline, LLC	Delaware
Coffeyville Finance Inc.	Delaware
Wynnewood Refining Company, LLC	Delaware
Wynnewood Energy Company, LLC	Delaware